82-34854

C&C Group plc
2005 Final Dividend Scrip Alternative

C&C Group plc announces that the price of a New Share in respect of the 2005 Final Dividend Scrip Alternative will be €3.22. The entitlement will be one New Share for every 53.666666 shares held where dividend withholding tax applies and one new Share for every 42.933333 shares held where dividend withholding tax does not apply.




05008495

Enquiries:
Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100